Exhibit (a)(5)(D)

EFiled: Aug 18 2010 4:32 PM EDT Transaction ID 32740430 Case No. 5743-	[SEAL]

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

DANIEL SLOAN, Plaintiff,	) ) )
v.	)	Civil Action No. ___________________
)
ICX TECHNOLOGIES, INC., HANS KOBLER, COLIN CUMMING, SPENCER ABRAHAM, JOSEPH M. JACOBS, ROBERT A. MAGINN JR., MARK L. PLAUMANN, RODNEY SLATER, FLIR SYSTEMS, INC. and INDICATOR MERGER SUB, INC.,	) ) ) ) ) )
Defendants.	) )

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Daniel Sloan, by his attorneys, on behalf of himself and those similarly situated, alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

1. Plaintiff brings this shareholder class action on behalf of himself and all other public shareholders of ICx Technologies, Inc. (“ICx” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”) in connection with the proposed sale of ICx to FLIR Systems, Inc. (together with its wholly-owned subsidiary Indicator Merger Sub, Inc., “FLIR”) for $7.55 per share by means of a tender offer (the “Tender Offer”) and second step merger (the “Merger”) in an all-cash transaction valued at approximately $274 million (the “Proposed Transaction”). In approving the Proposed Transaction, the Individual Defendants have breached their fiduciary duties of loyalty and due care by, inter alia, (i) agreeing to sell ICx without first taking steps to ensure that Plaintiff and other public shareholders of the Company would obtain consideration fair and adequate under the circumstances; and (ii) engineering the Proposed Transaction to benefit themselves and/or the other defendants without regard for ICx’s public shareholders. Moreover, as alleged further herein, FLIR, aided and abetted the Individual Defendants’ breaches of fiduciary duty.

2. Accordingly, this action seeks to enjoin the Proposed Transaction and compel the Individual Defendants to properly exercise their fiduciary duties to ICx’s shareholders.

THE PARTIES

3. Plaintiff Daniel Sloan is, and all times relevant hereto, was an owner of ICx common stock.

4. ICx Technologies is a Delaware corporation with its principal offices located at 2100 Crystal Drive, Suite 650, Arlington, VA 22202. ICx is a leader in the development and integration of advanced sensor technologies for homeland security, force protection and commercial applications. The Company’s proprietary sensors detect and identify chemical, biological, radiological, nuclear and explosive threats, and deliver superior awareness and actionable intelligence for wide-area surveillance, intrusion detection and facility security. ICx’s common stock publicly trades on the NASDAQ under the symbol “ICXT.” As of July 30, 2010, the Company had approximately 34,890,000 shares of common stock outstanding. ICx Technologies is named as a defendant to afford full and complete relief should the Court determine that injunctive relief is appropriate.

5. Defendant Hans Kobler (“Kobler”) is the Executive Chairman of the ICx Board of Directors. A co-founder of ICx, Kobler is also a founding partner of Digital Power Capital, LLC (“DPC”) and serves on its investment advisory committee. DPC is indirectly the Company’s largest stockholder and an affiliate of Wexford VI Advisors LLC, which is an affiliate of DP1, LLC (“DP1”) and Valentis SB, L.P. (“Valentis”). Each of these entities (collectively, the “Wexford Entities”) are affiliated with Wexford Capital LP (“Wexford Capital”). The Wexford entities control

60.86% of the Company’s common stock. As part of his contractual relationship with certain Wexford Entities, Defendant Kobler receives a payment based on five percent of the net profits realized by the Wexford Entities from certain investments, including the investments in ICx. Pursuant to his extended employment agreement, Kobler may devote up to five percent of his time performing investment advisory and oversight services to certain Wexford entities.

6. Defendant Colin Cumming (“Cumming”) is a member of the ICx Board of Directors as well as the Company’s President and Chief Executive Officer. Defendant Cumming owns approximately 3.1% of the outstanding stock of the Company.

7. Defendant Spencer Abraham (“Abraham”) is a member of the ICx Board of Directors. Abraham currently serves as Chair of the Compensation Committee and is also a member of the Nominating and Corporate Governance Committee.

8. Defendant Joseph M. Jacobs (“Jacobs”) is currently a member of the ICx Board of Directors. Jacobs is a managing director of Wexford Capital, which is the manager or investment manager to each of the Wexford Entities. Each of the Wexford Entities holds shares or rights to acquire shares. As detailed above, the Wexford Entities beneficially own 60.86% of ICx outstanding capital stock. Wexford Capital LP has discretionary control over and the authority to vote the common stock owned by the Wexford Entities.

9. Defendant Robert A. Maginn Jr. (“Maginn”) is a member of the ICx Board of Directors. Maginn currently serves as Chair of the Nominating and Governance Committee and is also a member of the Audit and Compensation Committee.

10. Defendant Mark L. Plaumann (“Plaumann”) is a member of the ICx Board of Directors. Plaumann currently serves as Chair of the Audit Committee.

11. Defendant Rodney Slater (“Slater”) is a member of the ICx Board of Directors. Slater is currently a member of the Nominating and Governance and Compensation Committee.

12. By reason of their positions as officers and/or directors of the Company, the Individual Defendants are in a fiduciary relationship with Plaintiff and the other public shareholders of ICx and owe them the highest duties of loyalty and due care, as set forth in further detail herein.

13. Defendant FLIR Systems, Inc. (“FLIR”) designs, manufactures, and markets thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications including condition monitoring, research and development, manufacturing process control, airborne observation and broadcast, search and rescue, drug interdiction, surveillance and reconnaissance, navigation safety, border and maritime patrol, environmental monitoring and ground-based security. FLIR is an Oregon corporation headquartered in Oregon. It trades on the Nasdaq under the symbol “FLIR.”

14. Defendant Indicator Merger Sub, Inc. (“Merger Sub”) is a Delaware Corporation formed to effectuate the Proposed Transaction. The Merger Agreement provides that Defendant Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Defendant FLIR.

15. Defendants Kobler, Cumming, Abraham, Jacobs, Maginn, Plaumann and Slater are collectively referred to as the “Individual Defendants.” Defendants FLIR and Merger Sub are collectively referred to herein as FLIR.”

SUBSTANTIVE ALLEGATIONS

16. On August 16, 2010, ICx issued a press release announcing its entry into the Merger Agreement in connection with the Proposed Transaction. It provides in relevant part:

ARLINGTON, Va. (August 16, 2010) ICx Technologies, Inc. (Nasdaq GM: ICXT), a developer of advanced sensor technologies for homeland security, force protection and commercial applications, has entered into a definitive merger agreement with FLIR Systems, Inc. (Nasdaq: FLIR) pursuant to which ICx would be acquired through a cash tender offer, followed by a merger with a subsidiary of FLIR, for a price of $7.55 per share in cash. FLIR is a leader in the design, manufacturing, and marketing of thermal imaging and stabilized camera systems for a wide variety of thermography and imaging applications. ICx anticipates that the transaction could be completed in the fourth quarter of 2010.

ICx’s Board of Directors has unanimously approved the merger agreement and the transactions contemplated by the merger agreement, and has resolved to recommend that ICx’s stockholders tender their shares in connection with the tender offer. In addition, certain affiliates of Wexford Capital LP have agreed to tender approximately 62% of ICx’s outstanding shares in the tender offer, subject to the ICx Board of Directors’ continued recommendation of the transaction. The closing of the tender offer is subject to certain customary conditions, including the tender of at least a majority of ICx’s shares outstanding on a fully diluted basis and antitrust clearance. The merger agreement contemplates that the merger would be completed shortly following completion of the tender offer if a “short form” merger is available under Delaware law. If a short form merger is not available, then the merger would be completed after approval of the merger at a stockholders’ meeting, which would held as soon as reasonably permissible under Delaware law and applicable rules and regulations of the Securities and Exchange Commission.

17. Additionally, on August 16, 2010, FLIR issued its own press release on the Proposed Transaction, touting the fact that the Proposed Transaction is calculated to benefit FLER:

The acquisition expands FLIR’s capabilities into advanced sensors for chemical, biological, radiological, nuclear, and explosives (CBNRE) detection for defense and homeland security markets. The acquisition also enhances FLIR’s existing intelligence surveillance and reconnaissance product suite through the addition of ICx’s advanced radars and integrated platforms. Upon closing of the transaction, ICx’s operations will be integrated into FLIR’s Government Systems Division.

“We are pleased to announce this compelling transaction and intend to work diligently towards its consummation,” commented Earl Lewis, President and CEO of FLIR. “The transaction presents an attractive opportunity to add ICx’s market leading CBRNE technologies to FLIR’s product portfolio and leverage FLIR’s global infrastructure to reduce costs and drive growth. We look forward to welcoming ICx’s employees to FLIR.”

18. The offer by FLIR constitutes a small 12% premium to ICx’s closing price preceding the announcement of the Proposed Transaction. However, this “premium” is illusory when the recent trading history of the Company’s stock is considered. Indeed, the 52 week trading high for the Company’s shares of common stock is $10.49 and, as recently as July 26, 2010, the Company’s shares traded at $7.99, nearly 6% above the offer price and the 50 day moving average of the stock is $7.43, only pennies below the offer price. Additionally, analysts’ opinions range from $8.00 - $10.00 per share; again, well above the offer from FLIR. Thus, given the stock’s performance and analyst estimates, the nominal premium suggested by the timing of the offer should be rejected as unfair and inadequate to ICx shareholders.

19. Moreover, as more fully set forth herein, it is clear that the consummation of the Proposed Transaction is a fait d’accompli. Defendants Kolber and Jacobs are closely affiliated with the Wexford Entities and Wexford Capital LP, which control approximately 61% of all outstanding common shares. In conjunction with entering into the Proposed Transaction, the Wexford Entities and Wexford Capital entered into a Tender and Support Agreement (the “Tender Agreement”) whereby they have already agreed to vote their shares in favor of the Proposed Transaction and against any other agreement or arrangement.

20. Accordingly, the consideration offered in the Proposed Transaction is wholly inadequate, woefully undervalues the Company and fails to maximize shareholder value for ICx Software’s shareholders.

PRECLUSIVE DEAL PROTECTION DEVICES

21. The Merger Agreement contains certain provisions that unduly benefit the Acquirors by making an alternative transaction either prohibitively expensive or otherwise impossible.

22. First, the Merger Agreement imposes an $8.2 million termination fee on ICx under certain circumstances. This amount will make any competing transaction that much more expensive to any potential acquirer. In contrast, the Merger Agreement does not require FLIR to pay a reciprocal termination fee to ICx under any circumstances.

23. Additionally, the Merger Agreement contains provisions that permit FLIR to purchase ICx regardless of whether a majority of the Company’s shareholders support the deal or not. This is made more significant by the fact that the Wexford Entities control in excess of 60% of all common stock and have already effectively committed the shares in support of the deal.

24. Specifically, Section 2.9 of the Merger Agreement (“Section 2.9”) provides for a “Top-Up Option” as follows:

(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase that number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the number of Shares owned by Parent, Merger Sub or their Affiliates at the time of such exercise, shall constitute one share more than ninety percent (90%) of the total Shares then outstanding on a fully-diluted basis (assuming the issuance of the Top-Up Shares), at a price per share equal to the Offer Price.

25. The Top-Up Option ensures that FLIR will acquire control of at least 90% of the Company’s outstanding common stock without regard to whether a single shareholder tenders their shares in the Tender Offer, and squeeze out the Company’s minority common stockholders for the entirely unfair price of $7.55 per share.

26. In reality, FLIR do not even have to pay ICx for the shares issued pursuant to the Top-Up Option. Pursuant to Section 2.9(c), the “Top-Up Consideration” may be paid by issuance of a full-recourse promissory note by Merger Sub guaranteed by Parent in principal amount equal to the remainder, bearing simple interest at applicable federal rate per annum and due on the first anniversary of the Top-Up Closing (which promissory note may be prepaid, in whole or in part, without premium or penalty).

27. Moreover, although Delaware law provides that a plan of merger shall be approved by a majority of all the votes entitled to be cast on the merger, the Merger Agreement itself demonstrates the Defendants’ intent to facilitate FLIR’s acquisition of ICx without such a vote. Section 2.10 addresses Merger Without Meeting of Shareholders:

Notwithstanding anything to the contrary in Section 6.8, in the event that any Parent Company, whether pursuant to the Offer, upon exercise of the Top-Up Option or otherwise, shall acquire at least ninety percent (90%) of the outstanding Shares, the parties hereto agree, subject to Article VII, to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Section 253 of the DGCL (a “Short Form Merger”). Notwithstanding anything to the contrary in this Agreement, if the conditions set forth in Section 2.9(b) have been satisfied, Merger Sub shall exercise the Top-Up Option as promptly as practicable following the Acceptance Time.

28. Next, the Merger Agreement also contains a “no shop” provision that restricts ICx from considering alternative acquisition proposals by, inter alia, constraining the Company’s ability to solicit or communicate with potential acquirers or consider their proposals. Specifically, the provision prohibits ICx from soliciting any alternative proposal. Even the Board’s consideration of unsolicited proposal is restricted: prior to considering any such proposal, the Board must determine, in consultation with its financial advisors, that its fiduciary duties require it to consider the proposal.

29. The Merger Agreement further reduces the possibility of a topping offer from an unsolicited purchaser. Here, the Company agreed to provide FLIR information in order to match any other offer, thus providing access to the unsolicited bidder’s financial information and giving the purchasing defendants the ability to top the superior offer. Thus, a rival bidder is not likely to emerge with the cards stacked so much in favor of FLIR.

30. Accordingly, the Company’s true value is compromised by the consideration offered in the Proposed Acquisition and the Proposed Acquisition is the product of the Individual Defendant’s breaches of fiduciary duty.

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

31. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to act in the best interests of the Company’s shareholders, including the duty to obtain maximum value under the circumstances.

32. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated, and are violating, the fiduciary duties they owe to Plaintiff and the other public shareholders of ICx, including their duties of loyalty and due care. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and Class members will not receive adequate or fair value for their ICx common stock in the Proposed Transaction.

CLASS ACTION ALLEGATIONS

33. Plaintiff brings this action as a class action, individually and on behalf of all holders of ICx common stock who are being and will be harmed by the defendants’ actions, described herein (the “Class”). Excluded from the Class are each of the defendants and any person, firm, trust, corporation or other entity related to or affiliated with any defendant.

34. This action is properly maintainable as a class action because, inter alia:

(a) The Class is so numerous that joinder of all members is impracticable. ICx’s stock is publicly traded on the NASDAQ and Plaintiff believes that there are thousands of holders of such shares - as of July 31, 2010; the Company had 34,890,000 shares of common stock outstanding. Moreover, the holders of these shares are geographically dispersed throughout the United States.

(b) There are questions of law and fact that are common to the Class, including, inter alia: (i) whether the Individual Defendants have breached their fiduciary duties in connection with the Proposed Transaction by failing to take reasonable steps to maximize shareholder value; (ii)

whether FLIR aided and abetted the Individual Defendants’ breaches of fiduciary duty; and (iii) whether the Class is entitled to injunctive relief and/or damages as a result of the wrongful conduct committed by the defendants;

(c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class;

(d) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests; and

(e) Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

FIRST COUNT

Breach of Fiduciary Duty against the Individual Defendants

35. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

36. As alleged herein, Defendants have initiated a process to sell ICx and therefore have fiduciary obligations to maximize shareholder value. Instead, they have agreed to a transaction that undervalues the Company. By agreeing to the Proposed Transaction, the Individual Defendants have capped the price of ICx at a price that does not adequately reflect the Company’s true value. In fact, Defendants failed to sufficiently inform themselves of ICx’s value, or disregarded the true value of the Company, in an effort to benefit themselves or others with whom they are associated.

37. The Merger Agreement is designed to favor the interests of certain of the Defendants and ICx insiders, including the Wexford Entities, above those of the Company’s common shareholders by ensuring that the Proposed Transaction cannot be stopped by the Company’s common shareholders. Furthermore, the Merger Agreement contains unreasonable provisions designed to preclude a competing offer and which benefit only FLIR, and fails to provide sufficient protections for the Company’s public shareholders.

38. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to discharge their duty of loyalty or to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other ICx public stockholders.

39. As a result of the actions of Defendants, Plaintiff and the other members of the Class have been and will be damaged in that they will be prevented from obtaining appropriate consideration for their shares of ICx common stock.

40. Unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.

41. Plaintiff and the members of the Class have no adequate remedy at law.

SECOND COUNT

Aiding and Abetting the Board’s Breaches of Fiduciary Duty

42. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

43. Defendants, FLIR and Merger Sub knowingly aided and abetted the Individual Defendants’ breaches of fiduciary duty in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, Defendants FLIR, and Merger Sub obtained sensitive non-public information concerning ICx’s operations and thus had the advantage to acquire the Company at an unfair price.

44. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their shares.

45. Plaintiff and the members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands the following relief in his favor and in favor of the Class, and against Defendants, as follows:

A. Declaring that this action is properly maintainable as a class action, certifying Plaintiff as Class representative and certifying his counsel as class counsel;

B. Temporarily and permanently enjoining Defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction;

C. To the extent the Proposed Transaction is consummated before entry of this Court’s judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.

/s/ P. Bradford deLeeuw
Carmella Keener (Del. Bar No. 2810)
P. Bradford deLeeuw (Del. Bar No. 3569)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433
Attorneys for Plaintiff

OF COUNSEL:

BRODSKY & SMITH, LLC

Jason L. Brodsky

Marc Ackerman

Two Bala Plaza, Suite 602

Bala Cynwyd, PA 19004

(610) 667.6200

August 18, 2010